Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:
Kazutoshi Kogure
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
Notice Regarding the Determination of the Exercise Price of
Stock Options
— Stock Acquisition Rights —
TOKYO JAPAN, September 1, 2008 — TDK Corporation (the “Company”) has announced the Exercise Price of stock acquisition rights to be issued as stock options (the “Stock Acquisition Right(s)”) and other related items decided by a Board of Directors’ meeting on July 31, 2008.
1.	Total number of Stock Acquisition Rights 987. The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

2.
Number of Stock Acquisition Rights allotted and number of eligible persons
967 Stock Acquisition Rights will be allotted to 185 high-ranking TDK managers, and 10 Stock Acquisition Rights will be allotted to 1 director and 10 Stock Acquisition Rights will be allotted to 2 high-ranking managers of group companies.

3.	Amount to be paid for Stock Acquisition Rights No payment shall be necessary for Stock Acquisition Rights.

4.	Class and number of shares to be issued upon the exercise of the Stock Acquisition Rights The Company’s common stock 98,700 shares

5.	The amount to be invested when exercising Stock Acquisition Rights ¥683,700 The Exercise Price: ¥6,837

The Exercise Price is an amount which is the average of the closing prices of the Company’s shares of common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the month in which the date of the issue of the Stock Acquisition Rights, September 2, 2008, falls, multiplied by 1.05 with any amount less than one Japanese yen arising out of such calculation to be rounded upward to the nearest yen.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
September 1, 2008	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager Corporate Communications Department Administration Group